UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File No. 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

Level 4

650 Chapel Street

South Yarra, Victoria, 3141

Australia

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On November 19, 2024, Opthea Limited (the “Company”) posted an updated corporate presentation on the Company’s website. Investors may access the presentation by visiting the “Investor Relations” section of the Company’s website at ir.opthea.com. The Company plans to use its website to disseminate future updates to its corporate presentation and does not intend to furnish a Form 6-K alerting investors each time the presentation is updated.

By furnishing the information in this Form 6-K, the Company makes no admission as to the materiality of this report or the corporate presentation available on the Company’s website, as it may be updated from time to time. The information contained in the corporate presentation is summary information that is intended to be considered in the context of the Company’s filings with the Securities and Exchange Commission, the Australian Securities Exchange, and other public announcements that the Company makes, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report or the corporate presentation, although it may do so from time to time as its management believes is appropriate or as required by applicable law. Any such updating may be made through the filing of other reports or documents with the Securities and Exchange Commission, through press releases, by updating its website or through other public disclosure.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release - Opthea Corporate Presentation - Nov 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

OPTHEA LIMITED
(Registrant)

By:	/s/ Frederic Guerard
Name:	Frederic Guerard
Title:	Chief Executive Officer

Date: 11/19/2024